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                                       October 24, 2005

BY FACSIMILE AND HAND

Ms. Sandra Stokes
Mr. Terry French
Mr. Alonso Rodriguez
Albert Pappas, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

         RE:   Brookdale Senior Living Inc.
               Registration Statement on Form S-1 (File No. 333-127372)

Ladies and Gentlemen:

      On behalf of Brookdale Senior Living Inc., a Delaware corporation (the "Company"), enclosed herewith are selected pages from the Company's Registration Statement referenced above. The changes reflected in the enclosed are made further to the letter addressed to you on October 20, 2005, in response to a conference call on October 19, 2005 with Ms. Sandra Stokes, Mr. Terry French and Mr. Alonso Rodriguez, and representatives of the Company, Ernst & Young LLP and Skadden, Arps, Slate, Meagher & Flom LLP, and the letter from the Staff dated October 21, 2005.

      The Company would like to be in a position to commence the marketing of its securities this Wednesday October 26 and therefore, respectfully requests that it receive any additional comments with respect to the subject matters of this letter as soon as the Staff is able. The Company plans to file Amendment No. 3 to the Registration Statement with the Commission, which will include the enclosed, prior to commencing the marketing of the securities.

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      Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

                                          Very truly yours,


                                          /s/ Joseph A. Coco
                                          -----------------------------
                                          Joseph A. Coco, Esq.